Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-I dated November 21, 2008

Term Sheet to
Product Supplement No. 39-A-I
Registration Statement No. 333-155535
Dated December 16, 2008; Rule 433

JPMorganChase ◆

Structured Investments	**JPMorgan Chase & Co.** **$** **Buffered Return Enhanced Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index due January 6, 2010**

General

- The notes are designed for investors who seek a return of two times the appreciation of a diversified basket of Asian indices up to a maximum total return on the notes of 31.30%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 6, 2010[†].
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about December 19, 2008 and are expected to settle on or about December 24, 2008.

Key Terms

Basket:	The notes are linked to a basket consisting of the AMEX Hong Kong 30 Index ("HKX"), the FTSE/Xinhua China 25 Index ("XINoI"), the Korea Stock Price Index 200 ("KOSPI2"), the MSCI Singapore Index ("SGY") and the MSCI Taiwan Index ("TWY") (each a "Basket Index," and together, the "Basket Indices").
Component Weightings:	The AMEX Hong Kong Weighting is 16.50%, the FTSE/Xinhua Weighting is 28.00%, the KOSPI 200 Weighting is 26.50%, the MSCI Singapore Weighting is 8.00% and the MSCI Taiwan Weighting is 21.00% (each a "Component Weighting," and collectively, the "Component Weightings").
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of 31.30%*. For example, if the Basket Return is more than 15.65%, you will receive the Maximum Total Return on the notes of 31.30%*, which entitles you to the maximum payment of $1,313* at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $$\$1,000 + [\$1,000 \times (\text{Basket Return} \times 2)]$$ * The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 31.30% and $1,313 per $1,000 principal amount note, respectively. Your principal is protected against up to a 10% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows: $$\$1,000 + [\$1,000 \times (\text{Basket Return} + 10\%) \times 1.1111]$$ *You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 10%.*
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows: $$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the five Ending Averaging Dates.
Basket Closing Level:	For each of the Ending Averaging Dates, the Basket Closing Level will be calculated as follows: 100 x [1 + ((AMEX Hong Kong Return * AMEX Hong Kong Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting))] Each of the returns set forth in the formula above refers to the Index Return for the relevant Basket Index, which reflects the performance of the relevant Basket Index, expressed as a percentage, from the closing level of that Basket Index on the pricing date to the closing level of that Basket Index on the relevant Ending Averaging Date.
Ending Averaging Dates[†]:	December 24, 2009, December 28, 2009, December 29, 2009, December 30, 2009 and December 31, 2009.
Maturity Date[†]:	January 6, 2010
CUSIP:	

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about commissions.

JPMorgan

December 16, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-I dated November 21, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005672/e33553_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return on the notes of 31.30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	31.30%
165.00	65.00%	31.30%
150.00	50.00%	31.30%
140.00	40.00%	31.30%
130.00	30.00%	31.30%
120.00	20.00%	31.30%
115.65	15.65%	31.30%
110.00	10.00%	20.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
101.00	1.00%	2.00%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**
90.00	-10.00%	**0.00%**
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

Buffered Return Enhanced Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index



Buffered Return Enhanced Note Linked to a Basket of Asian Indices
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 31.30%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90.

Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 31.30%, the investor receives a payment at maturity of $1,313 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Basket Return is negative and the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 31.30%, or a maximum payment at maturity of $1,313 for every $1,000 principal amount note. The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 31.30% and $1,313 per $1,000 principal amount note, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline of the Basket beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. and is designed to represent a substantial segment of the Hong Kong stock market. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on The Stock Exchange of Hong Kong Ltd. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI Inc. ("MSCI") and designed to measure equity market performance in Singapore. The MSCI Taiwan Index, which is calculated by MSCI, is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. For additional information about each Basket Index, see the information set forth under "The AMEX Hong Kong 30 Index," "The FTSE/Xinhua China 25 Index," "The Korea Stock Price Index 200," "The MSCI Singapore Index" and "The MSCI Taiwan Index" on PS-58, PS-81, PS-85, PS-105 and PS-94, respectively, of the accompanying product supplement no. 39-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the equity securities underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level beyond the 10% buffer as compared to the Starting Basket Level.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 31.30%.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar, the Hong Kong dollar, the Chinese renminbi, the Korean won, the Singapore dollar and the new Taiwan dollar; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Buffered Return Enhanced Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 3, 2003 through December 12, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The closing level of the AMEX Hong Kong 30 Index on December 15, 2008, was 781.59. The closing level of the FTSE/Xinhua China 25 Index on December 15, 2008 was 12834.10. The closing level of the Korea Stock Price Index 200 on December 15, 2008 was 151.43. The closing level of the MSCI Singapore Index on December 15, 2008 was 217.05. The closing level of the MSCI Taiwan Index on December 15, 2008 was 174.64.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.













Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $15.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-193 of the accompanying product supplement no. 39-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.